ICAP Securities USA LLC and Subsidiary

(SEC I.D. No. 8-37947)

Consolidated Financial Statements and Supplemental Schedules, as of and for the year ended December 31, 2021, and Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1530-0064

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 1/1/2021 (MMDDYYYY) AND ENDING 12/31/2021 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Vesey Street, 6th floor
(No. and Street)

New York	NY	10285
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero — (201) 984-6355
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

30 Rockeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

OATH OR AFFIRMATION

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Securities USA LLC, as of December 31 in the year 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA MARROCCO-GABELMAN
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115800
My Commission Expires 11/1/2024

Subscribed + Sworn to before me on this day Feb 25, 2022

Notary Public

Signature

Chief Financial Officer

Title

This report * * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

ICAP Securities USA LLC and Subsidiary
Index
December 31, 2021

Page(s)

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ICAP Securities USA LLC and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of ICAP Securities USA LLC and Subsidiary (the "Company") as of December 31, 2021, the related consolidated statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I, II, and III listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2017.

ICAP Securities USA LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2021

(dollars in thousands)

Assets		
Cash	$	122,007
Cash segregated under federal regulations		9,100
Deposits with clearing organizations		27,082
Securities purchased under agreements to resell		16,340
Securities borrowed		1,955,918
Receivable from brokers dealers and clearing organi		148,478
Receivable from customers		260,051
Commissions receivable, net of allowance for expec		31,802
Receivable from affiliates		129
Subordinated loan receivable from associate		4,000
Exchange and trading memberships		1,328
Goodwill		2,312
Prepaid expenses and other assets		6,778
Total assets		2,585,325
Liabilities and Member's Equity		
Liabilities		
Securities loaned		1,956,310
Payable to brokers, dealers and clearing organizatio		27,711
Payable to customers		362,353
Payable to affiliates		7,942
Accrued personnel costs		17,523
Accrued expenses and accounts payable		6,152
Total liabilities		2,377,991
Member's equity		207,334
Total liabilities and member's equity	$	2,585,325

The accompanying notes are an integral part of these consolidated financial statements.

ICAP Securities USA LLC and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2021

(dollars in thousands)

Revenues	
Agency commissions	$ 114,856
Principal transactions	91,698
Interest	114
Other	17,226
Revenues excluding net securities borrowed inc	223,894
Securities borrowed revenues	26,473
Securities loaned expense	(20,818)
Net securities borrowed income	5,655
Net revenues	229,549
Expenses	
Compensation and related costs	105,671
Allocated charges from affiliates	46,633
Communications and network lines	10,210
Travel and entertainment	2,155
Clearance and floor brokerage	17,712
Occupancy and equipment	2,394
Professional and consulting fees	217
Interest	9
Other	12,711
Total expenses	197,712
Net Income	$ 31,837

The accompanying notes are an integral part of these consolidated financial statements.

ICAP Securities USA LLC and Subsidiary
Consolidated Statement of Changes in Member's Equity
Year Ended December 31, 2021

(dollars in thousands)

Balance, December 31, 2020	$ 199,497
Distributions	(24,000)
Net income	31,837
Balance, December 31, 2021	$ 207,334

The accompanying notes are an integral part of these consolidated financial statements.

ICAP Securities USA LLC and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2021

(dollars in thousands)

Cash flows from operating activities			
Net income		$	31,837
Adjustments to reconcile net income to net cash provided by operating activities			
Non-cash charges included in net income			
Provision for bad debts	(49)		
(Increase) decrease in operating assets			
Deposits with clearing organizations	1,592		
Securities purchased under agreements to resell	(4,100)		
Securities borrowed	(492,951)		
Receivable from brokers, dealers and clearing organizations	90,755		
Receivable from customers	(221,668)		
Commissions receivable	(768)		
Receivable from affiliates	4,461		
Exchange and trading memberships	(130)		
Prepaid expenses and other assets	(181)		
Increase (decrease) in operating liabilities			
Securities loaned	505,667		
Payable to brokers, dealers and clearing organizations	(42,006)		
Payable to customers	162,816		
Payable to affiliates	2,841		
Accrued personnel costs	119		
Accrued expenses and accounts payable	135		
Total adjustments			6,533
Net cash provided by operating activities			38,370
Cash flows from financing activities			
Distribution from member's equity	(24,000)		
Net cash used in financing activities			(24,000)
Cash flows from investing activities			
Issuance of sub debt loan to associate, net	-		
Net cash used in investing activities			-
Net decrease in cash and cash equivalents			14,370
Cash, and cash segregated under federal regulations			
Beginning of year			116,737
End of year		$	131,107
Cash, and cash segregated under federal regulations			
Cash			122,007
Cash segregated under federal regulations			9,100
Total cash, and cash segregated under federal regulations		$	131,107
Supplemental disclosure of cash flow information			
Cash paid for interest		$	-

The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiary, ICAP Corporates LLC ("Corporates"), (referred to herein as the "Subsidiary", and the Company and Subsidiary together are referred to herein as the "Group") are Delaware limited liability companies.

The Company is a wholly owned subsidiary of ICAP Global Broking Inc. ("IGBI"), with IGBI being a wholly owned subsidiary of TP ICAP Americas Holdings Inc. ("TPIAHI"). TPIAHI is a wholly owned indirect subsidiary of TP ICAP Group plc, and therefore the Group is an indirect wholly owned subsidiary of TP ICAP Group plc, as such TP ICAP Group plc is the ultimate parent of the Group.

TP ICAP Group plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP Group plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986 and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

Corporates is a broker-dealer registered with the SEC and is a member of FINRA. Corporates is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(b)).

Corporates operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. Corporates self -clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage capacities

The Group may act in the capacity of "matched principal", and Corporates may also act in the capacity of "exchange give-up" or "name passing".

When acting in the capacity of "matched principal", the Group acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "exchange give-up" capacity, Corporates facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position

(dollars in thousands)

is then given-up to the client or the client's clearing member through the clearing services at the exchange clearing house.

When acting in the "name passing" capacity, Corporates connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, Corporates leaves the buyer and seller to clear and settle through the appropriate market mechanism.

Corporates routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver versus payment and receive versus payment ("DVP/RVP") basis.

The Group self-clears certain fixed income transactions on a DVP/RVP basis.

Fees/commissions

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "exchange give-up" and "name passing" market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched principal transactions

The Group may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Group, while managing and liquidating such positions, may generate a profit or a loss. For the year ended December 31, 2021, the Group earned a profit of $8,023 from unmatched principal transactions which is included in other revenues in the consolidated statement of income.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

COVID-19 Pandemic

During the first quarter of 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which continues to spread throughout the world. In late March, the Group activated its Business Continuity Planning strategies to safeguard the wellbeing of its employees, the continuation of its operations and the support of its clients. Currently the Group continues to operate with its employees utilizing a hybrid work schedule involving

(dollars in thousands)

teleworking from home and working in offices. Employees working in offices are required to respect social distancing standards. This new way of working has resulted in the Group being able to operate as usual without disruption to business continuity.

The COVID-19 outbreak has resulted in governments around the world putting restrictions in place regarding the movement of people, leading to widespread disruption and significant market volatility. As of the date of this report, there are no indicators of significant impairment to the Group's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Group are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect this matter to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Group has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Group is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Group and its subsidiary. In the opinion of management, the consolidated financial statements include all adjustments necessary to present fairly the financial position at December 31, 2021, the results of operations and cash flows for the year ended December 31, 2021.

Use of estimates

Preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates include accounting for goodwill, and allowance for receivables. Actual results could differ from those estimates.

Revenue recognition

The Group acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Group also may earn revenue from data sales.

Matched principal transactions

The Group acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions.

(dollars in thousands)

Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Group records a receivable between trade date and payment on settlement date.

Agency commissions

The Group acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Group's performance obligation is met and it leaves both parties to clear and settle through the appropriate market mechanism. In agency transactions, the Group charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Group accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Exchange incentive fee rebates

The Group receives incentive fee rebates from a U.S. based securities exchange in return for trades executed through the exchange. The exchange incentive fee rebates are recognized on an accrual basis. For the year ended December 31, 2021, the Group earned $8,410 of incentive fee rebates which is included in other revenue in the consolidated statement of income.

Data sales

The Group earns data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Group's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Group's revenue recognition may differ from the timing of payment by customers. The Group records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Group's service obligation, deferred revenue is recorded until the Group's performance obligations are satisfied. The Group did not have any deferred revenue as of December 31, 2021, additionally there were no data sales for the year ended December 31, 2021.

Cash

Cash at December 31, 2021 includes $122,007 of cash held in demand deposit accounts by two major financial institutions. At December 31, 2021, the Group had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250.

Cash segregated under federal regulations

Cash in the amount of $8,300 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 7). The Company and Corporates compute a PAB Reserve, which requires that they both maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2021, cash in the

(dollars in thousands)

amount of $300 and $500 has been segregated in proprietary accounts of broker-dealers (“PAB”) reserve accounts by Corporates and the Company respectively. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

Exchange and trading memberships

The Company and Corporates own membership shares in the Depository Trust Clearing Corporation (“DTCC”). The membership shares are subject to restriction. The Company and Corporates carry these restricted shares at cost of approximately $1,088 and $56 respectively.

Corporates also owns a CBOT trading membership seat. Corporates carries this membership seat at cost of $184.

The Company and Corporates are required to hold these shares and trading membership in order to maintain their trading membership privileges. The Group and Corporates performed an annual impairment review and determined that there was no impairment of the shares or the trading membership seat.

Securities transactions

Security transactions are recorded in the consolidated statement of financial condition on a trade date basis; the related trading income or loss is recorded on trade date basis and reported in Other net revenues in the consolidated statement of income. Customers’ securities transactions are recorded on a trade date basis and commission income is recorded on a trade date basis.

Securities owned are recorded at fair value. Unrealized gains and losses are reflected in the consolidated statement of income within other revenues.

Collateralized financing agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Corporates to deposit cash with the lender. With respect to securities loaned, Corporates receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. Corporates monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the consolidated statement of financial condition. Securities borrowed and securities loaned are presented on a gross basis in the consolidated statement of financial condition.

Securities lending fees are accrued in accordance with contractual rates and are included in Securities borrowed revenues and Securities borrowed expenses, respectively, in the consolidated statement of income.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does

(dollars in thousands)

not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Group's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

Interest income is accrued in accordance with contractual rates. Interest income is earned on investments in U.S. Government obligations and bank overnight investments.

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Group tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Group is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Group uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Group concluded that there was no impairment to goodwill as of December 31, 2021.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life if the employment contracts.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of amounts due on cash transactions arising from brokers, dealers and clearing organizations fails-to-receive and fails-to-deliver.

Receivable from and payable to customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

Commissions receivable

Commissions receivable represents balances owed to the Group for facilitating brokerage transactions on behalf of counterparties.

(dollars in thousands)

Expected credit loss allowance for commissions receivable

The Group recognizes lifetime expected credit losses for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. As of December 31, 2021, there was an expected credit loss allowance of $330.

3. Income Taxes

The Group is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI. In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2019-12 Income Taxes - Topic 740 - Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This ASU was issued as part of the FASB's simplification initiative aimed at reducing overall complexity in accounting standards while maintaining or improving the usefulness of information provided to users of financial statements. ASU 2019-12 clarifies that an entity such as a single member limited liability company which is not subject to tax and disregarded by the tax authority is not required to include in their separate financial statements amounts of consolidated and deferred taxes.

The Group adopted ASU 2019-12 as of January 1, 2020, and therefore, no provision, liability or receivable for federal or state income taxes has been included in the Group's consolidated financial statements.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		Payable
Fail-to-deliver	$ 132,189	Fail-to-receive	$ 25,360
Receivable from clearing brokers and clearing organizations	12,839	Payable to clearing brokers and clearing organizations	182
Other	3,450 (a)	Other	2,169 (a)
	$ 148,478		$ 27,711

(a) The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

5. Commitments and Contingencies

On January 27, 2021, the Company entered into an amended $5,000 revolving subordinated loan agreement ("sub debt loan") with its associate First Brokers Securities LLC ("FB"). On October 15, 2021, the Company terminated the sub debt loan and replaced it with a new $4,000 revolving subordinated loan agreement ("new sub debt loan"). Under the sub debt loan and the new sub

(dollars in thousands)

debt loan the Company has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the sub debt loan and the new sub debt loan is 5.5 percent. As of December 31, 2021, FB had drawn down $4,000 on the loan. For the year ended December 31, 2021, the Company earned $94 of interest income on the loans, and has included the amount in interest on the consolidated statement of income. The loan agreement matures on October 15, 2023. Additionally, the Company has taken the appropriate capital charge for this loan in its computation of liquid capital (see supplemental schedule I "other deductions and/or charges").

The Group has access to a 270,000 GBP revolving credit facility through TP ICAP Group plc. This revolving credit facility includes a $100,000 USD committed daily Swing line facility which can be drawn directly by the Group and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by TP ICAP Group plc and sent to the Group to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on October 8, 2024. Additionally, the Group has direct access to a $75,000 overdraft facility with a major financial institution.

As of December 31, 2021, the Group had not drawn down on the revolving credit facility.

As a member of the Government Securities Division ("GSD") and the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2021, the Company's commitment to the CCLF was $37,733 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

<u>Litigation</u>

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Group. In some of these actions, substantial amounts are claimed. The Group is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Group's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Group contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Group cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its consolidated financial statements.

6. Offsetting Financial Assets and Financial Liabilities

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the

(dollars in thousands)

Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities

borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Group discloses both gross and net information about financial instruments and transactions eligible for offset in the consolidated statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the consolidated statement of financial condition.

The following tables present the gross and net of securities borrowed and loaned as of December 31, 2021.

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net Amount
Securities borrowed	$ 1,955,918	$ -	$ 1,955,918	$ (1,920,111)	$ 35,807
Securities purchased under agreements to resell	16,340	-	16,340	(16,000)	340
Total	$ 1,972,258	$ -	$ 1,972,258	$ (1,936,111)	$ 36,147

(dollars in thousands)

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Net amount
Securities loaned	$ 1,956,310	$ -	$ 1,956,310	$ (1,920,111)	$ 36,199
Total	$ 1,956,310	$ -	$ 1,956,310	$ (1,920,111)	$ 36,199

The table below presents the gross carrying value of Securities loaned by class as of December 31, 2021.

Securities Loaned	Gross carrying value
Equity securities	$ 1,685,160
Corporate debt	271,150
	$ 1,956,310

The securities loaned can involve contractual maturities ranging from overnight to over ninety days.

7. Regulatory Capital Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of $151,623 at December 31, 2021, which was $150,748 in excess of the minimum liquid capital requirement of $875. The Group’s ratio of liquid capital to total haircuts was approximately 208 to 1.

Corporates is subject to SEC Rule 15c3-3 and maintain “Special Accounts for Exclusive Benefit of Customers” (see Note 2b).

The Company is exempt from the provisions of Sec Rule 15c3-3 as the Company’s activities are limited to those set forth in the conditions for exemption in clause (i) of subparagraph (k)(2).

Corporates is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, additionally Corporates is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act. Accordingly, Corporates must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the

(dollars in thousands)

subsidiaries. The net capital and minimum net capital required of Corporates at December 31, 2021 are set forth below:

Group members	Net Capital	Minimum Net Capital Requirement	Excess Net Capital
ICAP Corporates LLC	$ 99,973	$ 1,200	$ 98,773
Total	$ 99,973	$ 1,200	$ 98,773

The following summarizes the assets and liabilities of the subsidiary consolidated in the accompanying Consolidated Financial Statements, but not consolidated in the Group's corresponding unaudited Form G-405 part II filed as of December 31, 2021:

	ICAP Corporates LLC
Assets	$ 2,168,344
Liabilities	2,024,648
Total	$ 143,696

8. Employee Benefits

The Group participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Group matches a portion of all eligible employee contributions not to exceed a certain limit. Total contributions by the Group amounted to $797 for the year ended December 31, 2021, and is included in compensation and related costs in the Group's consolidated statement of income.

9. Phantom Award Plan

On June 1, 2020, the TP ICAP Board of Directors approved, and management adopted the Broker Equity Phantom Award Plan ("the Plan"). Under the Plan, phantom shares ("Deferral Awards") may be awarded, each of which represents a contractual right to receive an amount in

(dollars in thousands)

cash equal to the fair market value of a share of TP ICAP plc common stock on the settlement date.

The Plan covers incentive contract payments (“ICP’s) related to broker renewal contracts or new contracts for brokers hired after June 1, 2020. Additionally, the Plan covers regular broker bonus or commission payments (“bonuses”) for contract renewals or new brokers hired on or after September 1, 2020.

Deferral Awards under the Plan vest over three years in equal tranches. If termination occurs due to disability, long term health issues, redundancy, mutual agreement or contract expiry, all Deferral Awards will be retained and will vest on the date specified in the award certificate. Termination due to cause or misconduct will result in vested and unvested awards to be forfeited. The Plan does however provide the Board of Directors with discretionary authority to modify and/or accelerate the vesting of Deferral Awards.

Deferral Awards are granted on a quarterly basis and payment dates occur shortly after vesting period ends. The fair value of the Deferral Awards is determined based on the five-day volume weighted average price (“VWAP”) of the TP ICAP plc share price up to and including the grant date of the Deferral Award.

A summary of the changes in the number of outstanding Deferral Awards during the year ended December 31, 2021, for the Plan is provided below.

	Deferral Award shares	Weighted-Average Grant Date fair value
Number of Deferral Awards outstanding at December 31, 2020	15,281	$ 2.8470
Deferral Awards granted in 2021	22,483	2.584
Deferral Awards - vested	0	0.000
Deferral Awards - forfeited	0	0.000
Number of Deferral Awards outstanding at December 31, 2021	37,764	$2.690

For the year ended December 31, 2021, Corporates incurred $26 of compensation costs related to the plan. As of December 31, 2021, Corporates has recorded a liability of $32 for its obligations related to the plan, which is included in accrued personnel costs in the consolidated statement of financial condition. Additionally, as of December 31, 2021, there were no cash payments made related to the plan.

As of December 31, 2021, there was $102 of estimated unrecognized compensation costs related to unvested awards. This cost is expected to be recognized over a weighted-average period of 3 years.

(dollars in thousands)

10. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Group did not have any assets or liabilities classified as Level 3 at December 31, 2021.

Financial Instruments Measured at Fair Value

At December 31, 2021, the Group's cash of $122,007 is held in demand deposit accounts and therefore considered a Level1 asset.

The Group's securities owned, typically shares of common stock and high grade bonds, are measured based on quoted market prices and therefore are considered Level 1 assets. At December 31, 2021, there were no securities owned by the Group.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds are measured based on quoted market prices and therefore considered Level 1 assets. At December 31, 2021, there were no securities sold, but not yet purchased by the Group.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2021 the Group did not have any transfers between levels or Level 3 activity.

Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized in the consolidated statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

(dollars in thousands)

	December 31, 2021			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 27,082	$ -	$ 27,082
Securities borrowed	-	1,955,918	-	1,955,918
Receivable from broker dealers and clearing organizations	-	148,478	-	148,478
Commissions receivable	-	31,802	-	31,802
Receivable from customers	-	260,051	-	260,051
Exchange and trading memberships	-	1,328		1,328
Total	$ -	$ 2,424,659	$ -	$ 2,424,659
Liabilities:				
Securities loaned	$ -	$ 1,956,310	$ -	$ 1,956,310
Payable to broker dealers and clearing organizations	-	27,711	-	27,711
Payable to customers	-	362,353	-	362,353
Total	$ -	$ 2,346,374	$ -	$ 2,346,374

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $1,920,111 and received cash or other collateral with a fair value of $1,956,310 which is recorded in the Group's consolidated statement of financial condition at December 31, 2021. If a borrowing broker or dealer does not return a security, the Subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, Corporates has borrowed from other brokers and dealers and financial institutions, securities having a market value of $1,920,111 and has given cash or other collateral with a fair value of $1,955,918, which is recorded in the Group's consolidated statement of financial condition at December 31, 2021. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

(dollars in thousands)

At December 31, 2021, the contractual amount of purchase/payable and sale/receivable transactions for the Group were $68,337,019 and $68,337,236 respectively, for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end. The net amount of these purchase and sale transactions is included in payable to or receivable from brokers, dealers and clearing organizations in the consolidated statement of financial condition.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2021, the Group has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

The Group's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Group has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Group does not anticipate non-performance by the counterparties.

12. Transactions with Affiliates

The Group has service agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide the Group with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Group provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Group and instances where payroll and execution fees are incurred by the Group on behalf of its affiliates . Additionally, the agreements include

(dollars in thousands)

payment for the collect ion of commissions by affiliates on behalf of the Group and commissions collected by the Group on behalf of its affiliates.

During the year ended December 31, 2021, the Group incurred charges of $46,633 under these agreements, which has been reflected in allocated charges from affiliates in the consolidated statement of income.

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2021.

	Receivable from affiliates	Payable to affiliates
Tullett Prebon (Europe) Ltd		13
ICAP Management Services Limited		101
ICAP WCLK Limited		12
ICAP Energy Limited (118)		123
ICAP Securities Limited		463
ICAP Europe Limited (115)		12
ICAP Futures (Australia) Pty Limited		26
TPIE (Madrid) Branch		1
Tullett Prebon Financial Services LLC	40	
Tullett Prebon Americas Corp.		5
ICAP Global Derivatives Limited US Branch		9
ICAP Services North America LLC	11	
Wrightson ICAP LLC		7
ICAP Energy LLC	65	
ICAP Information Services Inc		2
PVM Futures Inc.	10	
Tullett Prebon (Americas) Holdings Inc		5,867
TP SEF Inc.		30
ICAP Australia Pty Limited (441)	3	
Tullett Prebon Group Ltd		838
	129	7,509

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

During the year ended December 31, 2021, Corporates incurred brokerage expenses of $261 related to its arrangement with an affiliate. This amount is included in clearance and floor brokerage in the consolidated statement of income.

(dollars in thousands)

The Group has a revenue share arrangement with its affiliate ICAP Energy (Singapore) Pte Ltd (“IESPL”) in which it shares a portion of revenues and expenses incurred on behalf of IESPL for transactions introduced by IESPL to the Group for broking. During the year ended December 31, 2021, the Group paid revenues of $2,046 related to this IESPL arrangement. At December 31, 2021, under this arrangement the Group owed $114 of commission payable.

The Group also has a revenue share arrangement with its affiliate Tullett Prebon Do Brasil S/A Corretora (”TP Brasil”) in which it shares a portion of revenues and expenses incurred on behalf of TP Brasil for transactions introduced by TP Brasil to the Group for broking. During the year ended December 31, 2021, the Group paid revenues of $2,220 to TP Brasil under this arrangement. At December 31, 2021, under this arrangement the Group owed $319 of commission payable.

In addition, Corporates provides clearing services for foreign affiliates, and the Company clears U.S. Government securities transactions for Corporates.

The Company has guaranteed Corporates’ payment and performance to certain stock loan counterparties.

During 2018, the Company assigned its lease obligation for its facilities to TPIAHI. Under the terms of the assignment the Company has guaranteed payment and any related performance required under the lease obligation in the event TPIAHI fails to perform its lease obligation duties. At December 31, 2021 the future minimum lease commitments under the lease is as follows:

Year Ending December 31,	
2022	$ 718
2023	718
2024	718
Thereafter	598
	$ 2,752

The Company obtained an uncollateralized letter of credit in the amount of $1,160, in order to satisfy the requirements of the lease agreement for its disaster recovery facility which was assigned to TPIAHI.

13. Integration plan costs

The Group incurred integration plan costs which generally consist of employee severance, and termination costs. These charges were incurred due to the of integration of the Tullett Prebon Group and the ICAP global broking businesses (“IGBB”).

Integration costs have been recorded in accordance with ASC 712-10, “Nonretirement Postemployment Benefits,” and/or ASC 420-10, “Exit or Disposal Cost Obligations” as appropriate.

The Group records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Group establishes a liability for costs associated with

(dollars in thousands)

severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Group accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Group makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Group. The Group will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record changes to these obligations in current operations based on the Group’s most current estimates.

For the year ended December 31, 2021, the Group incurred integration costs of $1,044. At December 31, 2021, the Group has recorded a liability of $202, for its obligations related to the integration cost plan.

14. Subsequent Events

The Group has performed an evaluation of subsequent events through February 25, 2022. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of December 31,2021, or for the year then ended.

ICAP Securities USA LLC and Subsidiary

Computation of Liquid Capital Pursuant to Regulation 402.2 of the Department of the Treasury Section 402.2 of the Regulations under Section15C of the Securities Exchange Act of 1934 which requires the compliance with the requirement of SEC Rule 15c3-1 with modifications as set forth in Section 402.2

December 31, 2021 **Supplemental Schedule I**

(dollars in thousands)

Member's equity		$ 207,334
Less: Deductions and/or charges		
Nonallowable assets		
Commissions receivable	$ 4,781	
Investment in and receivable from affiliates	143,954	
Prepaid expenses and other assets	4,321	
Securities owned	1,088	
Total nonallowable assets		154,144
Other deductions and/or charges		340
Total deductions and/or charges		154,484
Other additions		
Subsidiaries excess net/liquid capital above early warning levels		98,773
Liquid capital		151,623
Less: Haircuts		
Haircuts on credit exposure	-	
Counterparty exposure haircut	729	
Total haircuts		729
Liquid capital less haircuts		$ 150,894
Computation of Basic Liquid Capital Requirement		
Liquid capital		
120% liquid capital requirement (120% of total haircuts)		$ 875
Excess liquid capital		$ 150,748
Excess liquid capital at 150% of total haircuts		$ 150,530
Ratio of liquid capital to total haircut		208 to 1

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Group's unaudited Form G-405 Part II FOCUS filing as of December 31, 2021, filed on January 25, 2022.

ICAP Securities USA LLC and Subsidiary

Computation for Reserve Requirements and Information for Possession and Control Requirements for Broker and Dealers Pursuant to SEC Rule 15c3-3 Section 403.4 of the Regulations under Section 15C of the securities Exchange Act if 1934 which requires compliance with the requirements of SEC Rule 15c3-3 with modifications as set forth in section 403.4

December 31, 2021 **Supplemental Schedule II**

(dollars in thousands)

The Company claims exemption from the provisions of SEC Rule 15C3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2).

ICAP Securities USA LLC and Subsidiary

Computation for Determination of PAB Reserve Requirements Under SEC Rule 15c3-3 Section 403.4 of the Regulations under Section 15C of the Securities Exchange Act if 1934 which requires compliance with the requirement of SEC Rule 15c3-3 with modifications as set forth in section 403.4

December 31, 2021 **Supplemental Schedule III**

(dollars in thousands)

Credit balances		
Free credit balances and other credit balances in PAB security accounts	$	-
PAB securities failed-to-receive		-
Total credits		-
Debit balances		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		-
Failed-to-deliver of PAB Securities not older than 30 calendar days		
Total debits		-
Excess of total credits over total debits	$	-
Amount of cash on deposit in special reserve bank account at December 31, 2021	$	500

Statement Pursuant to Paragraph(d)(4) of SEC Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Group's unaudited Form G-405 Part II FOCUS as of December 31, 2021, filed on January 25, 2022.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ICAP Securities USA LLC

We have reviewed management's statements, included in the accompanying ICAP Securities USA LLC's Exemption Report (the "Exemption Report"), in which (1) ICAP Securities USA LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2022

ICAP Securities USA LLC
200 Vesey Street, 6th floor
New York, NY 10285
Tel: +1 212 406 1100

ICAP Securities USA LLC's
Exemption Report

ICAP Securities USA LLC (the "Company") is a registered government securities dealer. The Company is registered under the Government Securities Act of 1986, which requires the Company to comply with Section 405.2 of the Regulations under 15C of the Securities Exchange Act of 1934 ("Section 405.2") which requires compliance with the requirements of Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers") with modifications as set forth in Section 405.2. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2021 without exception.

ICAP Securities USA LLC

I, Christian Pezeu, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____

Chief Financial Officer
February 25, 2022